

AMERIANA BANCORP

2002 Annual Report to Shareholders



AMERIANA BANCORP is a bank holding company. Through its wholly owned subsidiary, Ameriana Bank and Trust, the Company offers an extensive line of banking services and provides a range of investments and securities products through branches in central Indiana and in the greater Cincinnati, Ohio area. As its name implies, Ameriana Bank and Trust also offers trust and investment management services, has interests in Family Financial Life Insurance Company and Indiana Title Insurance Company, and owns Ameriana Insurance Agency, a full-service insurance agency.



Deposits *(Dollars in millions)*

		2002	2001
Indiana			
New Palestine	*(opened December 1999)*	$6.5	$4.8
Avon	*(opened January 1997)*	$14.2	$16.3
Morristown	*(opened March 1998)*	$18.3	$16.8
Anderson	*(opened March 1994)*	$23.8	$22.4
Middletown	*(opened March 1961)*	$26.6	$26.4
Knightstown	*(opened May 1963)*	$36.4	$34.3
Greenfield	*(opened January 1976)*	$42.2	$45.2
New Castle Downtown	*(opened March 1890)*	$71.4	$72.2
New Castle Main Office	*(opened July 1959)*	$103.6	$112.4
Ohio			
Landen	*(acquired July 1998)*	$10.9	$12.1
Deer Park	*(acquired October 1992)*	$48.3	$49.5

Loans *(Dollars in millions)*

		2002	2001
Indiana			
New Palestine	*(opened December 1999)*	$7.6	$8.4
Avon	*(opened January 1997)*	$43.8	$35.7
Morristown	*(opened March 1998)*	$1.1	$2.3
Anderson	*(opened March 1994)*	$9.6	$15.1
Middletown	*(opened March 1961)*	$12.4	$19.5
Knightstown	*(opened May 1963)*	$7.2	$11.2
Greenfield	*(opened January 1976)*	$51.8	$75.0
New Castle Downtown	*(opened March 1890)*	$13.2	$18.1
New Castle Main Office	*(opened July 1959)*	$102.8	$86.4
Ohio			
Landen	*(acquired July 1998)*	$2.8	$4.7
Deer Park	*(acquired October 1992)*	$61.0	$75.7

AMERIANA REPORTED a net loss of $3,075,000 or $.98 per diluted share for 2002. These results were uncharacteristic for the Company – our first loss since 1987 – and reflected largely the impact of two unusual issues we faced this year. We share your disappointment with Ameriana's overall performance. However, we believe the results for 2002 are not indicative of the underlying strength of our banking operations and franchise.

We knew at the outset that 2002 could be a challenging year for Ameriana. In the aftermath of September 11, the operating environment we faced at the beginning of the year seemed increasingly uncertain. Historically low interest rate levels promised to maintain pressure on our net interest margin. The protracted weakness in the economy appeared likely to create added financial stress for the families we serve – our customers – which ultimately could affect us by increasing the potential for loan losses. Moreover, we anticipated increased drag on business in general, caused by steadily eroding consumer confidence and the inability of the economy to gain and sustain momentum.

Against this challenging backdrop, we faced a difficult decision early in the year. As 2002 opened, we began to see increasing risk in our investment portfolio due to several developments, including underlying changes in the characteristics of our investments and the increasing potential for income volatility. In light of these issues, we decided to restructure our investment portfolio by liquidating virtually all of it in March 2002 and deploying the proceeds into securities that were deemed to be less sensitive to interest rate fluctuations. This was a painful step to take, and even though the liquidation process was planned and orderly, it resulted in a loss of approximately $1,900,000 after tax or $0.61 per diluted share, accounting for more than one-half of our net loss for the year. Regardless, we considered the prospects of inaction – with increasing uncertainties in local, national and world economies – to hold far greater risks for Ameriana longer term.

Another issue that emerged early in 2002, the full extent and complexity of which only became apparent through the course of the year, was our exposure to potential losses under two pools of leases in which we were a participant. These pools of equipment lease receivables, which we originally purchased for $12,000,000, are similar to ones purchased by many other financial institutions across the country and were covered by surety bonds issued by major insurance companies that guaranteed payment of all amounts due under the leases in event of default by the lessees. As of December 31, 2002, approximately $10,900,000 of the original amount remained outstanding.

After lessees defaulted on their payments in early 2002, first one surety and then the other refused to honor guarantees that we considered ironclad and unambiguous. Like a number of financial institutions around the country that purchased interests in these lease pools, we have filed suit against the sureties seeking specific enforcement and other damages. The Federal Panel on Multi-District Litigation has taken control over most of the federal actions involving the sureties and has assigned them for consolidation to the U.S. District Court for the Northern District of Ohio, Eastern Division.

The developments in this situation during 2002 were indeed stunning and disheartening. It is difficult to imagine that these sureties would attempt to avert such clear-cut obligations, and while we continue to believe the surety bonds are enforceable against the insurers, and that we ultimately will prevail in litigation, we realized recovery may take an extended period of time and may require significant legal expense.

Accordingly, we concluded that it was our duty to take into account the potential risk of loss in this case and, to this end, we set aside specific reserves against these lease pools totaling $5,450,000, or approximately 50% of the balance outstanding as of December 31, 2002. This action accounted for the majority of the increase in our provision for loan losses for 2002, which rose to $7,300,000 from $360,000 in 2001. In terms of bottom line effect, the increase in reserves for the lease pools during

2002 amounted to a loss of $3,300,000 after tax or $1.05 per diluted share.

As of December 31, 2002, our entire outstanding investment in these lease pools was classified as non-performing, which explained the bulk of the increase in this category during the year.

Obviously, this situation remains fluid and uncertain. However, we believe our conservative stance against our potential exposure to loss on these leases mirrors the posture that industry regulators likely will assume as this matter develops further. Also, with specific reserves at this level, we believe the lease portfolio will not have a significant impact on our earnings going forward.

Taken together, our decision to reserve against these lease pools and redeploy our investment portfolio created a net loss of $1.66 per diluted share in 2002. Excluding the impact of just those two items, Ameriana would have reported operating earnings for the year of $0.67 per diluted share. (As required by the rules and regulations of the Securities and Exchange Commission, in order to calculate the $0.67 of operating earnings, Ameriana excluded from its net loss per diluted share of $0.98 for 2002 under generally accepted accounting principles the $0.61 loss per diluted share attributable to the liquidation of the securities and the $1.05 loss per diluted share attributable to the increase in reserves for the lease pools.) This figure would still be below the record earnings of $1.21 per diluted share reported in 2001, reflecting other actions we took to address potential loan losses in the face of a slower economy and lost momentum in our investment portfolio during the transition period, as well as the impact of margin compression. Still, the comparison does validate Ameriana's ability to post solid earnings in the face of a challenging operating environment.

It is important to note that, despite the difficulties we encountered during 2002, Ameriana's balance sheet remained strong. Our regulatory capital at year's end remained significantly above required levels, as Ameriana continued to meet the regulatory definition of "well capitalized." Perhaps a more relevant indication of the Company's strong financial position can be seen in Ameriana's dividend history. In 2002, we paid $0.64 per share in dividends, reflecting the continuation of a 7% increase implemented in late 2001. This extended an uninterrupted trend in dividend payments dating back to 1987.

One factor that bodes well for Ameriana in the coming year is our April 2003 agreement to sell our two Cincinnati-area branches, located in Deer Park and Landen, Ohio. In this recently announced sale, which we expect to complete in the third quarter of 2003 subject to regulatory review and approval, we will receive a premium of approximately $6,500,000 on loans, deposits and other assets conveyed in the transaction, resulting in an after-tax gain of about $2,700,000 or $0.86 per diluted share. The sale of these branches also will allow us to intensify our focus on the Central Indiana region, where we have nine branches from New Castle to western Indianapolis.

As we write this message, our country is at war, economists debate whether the glass is half full or half empty, and the average man or woman on the street is confused and apprehensive. Clearly, uncertain times are ahead, and many factors that will influence our business in 2003 remain beyond our control and estimation. Still, we think of our mission to provide a wide range of financial products and services to the families in our region, and we know that we have a strong, responsive and vibrant franchise to address the needs of our marketplace. These fundamental strengths give us comfort as we assess the challenges of the year to come, and we remain grateful for your trust and support as we work to build value in the Company during 2003.

Sincerely,



Harry J. Bailey
President and Chief Executive Officer

(Dollars in thousands, except per share data)

Summary of Financial Condition	At December 31 2002	2001	2000	1999	1998
Cash	$ 7,481	$ 7,518	$ 14,609	$ 14,637	$ 7,545
Investment securities	58,155	140,629	99,707	102,705	71,798
Loans net of allowances for loan losses	304,586	350,383	397,662	325,959	261,813
Interest-bearing deposits, and stock in Federal Home Loan Bank	44,974	11,648	11,687	11,136	45,081
Other assets	41,611	41,896	33,623	31,912	19,481
Total assets	$456,807	$552,074	$557,288	$486,349	$405,718
Deposits noninterest-bearing	$ 19,124	$ 24,257	$ 12,927	$ 16,308	$ 14,633
Deposits interest-bearing	383,063	388,156	354,668	339,451	319,356
Borrowings	6,432	88,583	141,172	82,872	17,551
Other liabilities	9,148	8,183	6,810	7,689	8,829
Total liabilities	417,767	509,179	515,577	446,320	360,369
Shareholders' equity	39,040	42,895	41,711	40,029	45,349
Total liabilities and shareholders' equity	$456,807	$552,074	$557,288	$486,349	$405,718

Summary of Earnings	Year Ended December 31 2002	2001	2000	1999	1998
Interest income	$ 29,973	$ 37,170	$ 37,323	$ 29,083	$ 28,301
Interest expense	17,541	24,243	24,728	16,749	15,993
Net interest income	12,432	12,927	12,595	12,334	12,308
Provision for loan losses	7,300	360	417	328	159
Other income	2,738	3,857	3,368	3,302	3,429
Other expense	13,464	11,159	10,820	10,509	9,655
Income (loss) before taxes	(5,594)	5,265	4,726	4,799	5,923
Income taxes	(2,519)	1,465	1,164	1,467	2,085
Net income(loss)	$ (3,075)	$ 3,800	$ 3,562	$ 3,332	$ 3,838
Basic earnings (loss)per share (1)	$ (.98)	$ 1.21	$ 1.13	$ .98	$ 1.08
Diluted earnings (loss)per share (1)	$ (.98)	$ 1.21	$ 1.13	$ .98	$ 1.06
Dividends declared per share (1)	$ .64	$ .61	$ .60	$ .60	$ .59
Book value per share (1)	$ 12.40	$ 13.63	$ 13.26	$ 12.72	$ 12.92

Other Selected Data	At December 31 2002	2001	2000	1999	1998
Return on average assets	(.60)%	.72%	.68%	.77%	.98%
Return on average equity	(7.32)	8.92	8.68	7.60	8.48
Ratio of average equity to average assets	8.18	8.12	7.84	10.17	11.60
Dividend payout ratio (2)	NM(3)	50.41%	53.00%	61.22%	55.66%
Number of full-service bank offices	11	11	11	12	11

(1) Restated to reflect the eleven-for-ten stock split in 1998.

(2) Based on total dividends per share declared and net income per share for the year.

(3) NM - Not meaningful.

General

Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Bank and Trust of Indiana. In 1990, the Company acquired all of Ameriana Bank and Trust of Indiana common stock in connection with its reorganization into the holding company form of ownership. In 1992, the Company acquired Ameriana Bank of Ohio, F.S.B. ("ABO"). ABO was merged into Ameriana Bank and Trust of Indiana in October 2000. On June 29, 2001, Ameriana Bank and Trust of Indiana converted from a Federal Savings Bank to an Indiana Chartered State Savings Bank and changed its name to Ameriana Bank and Trust, SB (the "Bank"). At the same time, the Company contributed Ameriana Insurance Agency, Inc. ("AIA") to the Bank. AIA operates a general insurance agency in three locations. The Bank has a brokerage operation through its wholly owned subsidiary Ameriana Financial Services, Inc. ("AFS"). AFS also owns a partial interest in a life insurance company and a title insurance company. In 1995, the Company purchased a minority interest in a limited partnership organized to acquire and manage real estate investments which qualify for federal tax credits.

The largest components of the Company's total revenue and total expense are interest income and interest expense, respectively. Consequently, the Company's earnings are primarily dependent on its net interest income, which is determined by (i) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Levels of other income and operating expenses also significantly affect net income.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2002. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses: The allowance for credit losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights: Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Goodwill and Other Intangibles: The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by Statement of Financial Accounting Standards ("SFAS") No. 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded, and subsequent impairment analysis, requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Financial Condition

Total assets decreased $95.3 million or 17.3% to $456.8 million at December 31, 2002, from $552.1 million at December 31, 2001.

Cash and Cash Equivalents: Cash and cash equivalents increased $33.9 million to $45.7 million at December 31, 2002, from $11.8 million at December 31, 2001. This was mainly due to a decline in the loan portfolio during 2002. Mortgage loan refinancing was a major factor in the decline. Due to the rate environment in 2002, the Bank sold the majority of its fixed-rate originations.

Securities: Investment securities decreased approximately $82.4 million to $58.2 million at December 31, 2002, from $140.6 million at December 31, 2001. The Bank's interest rate risk position for year-end 2001 exceeded the Bank's risk parameters, primarily due to volatile collateralized mortgage obligations ("CMO"). In order to restructure the investment portfolio, securities were reclassified from held-to-maturity to available-for-sale effective December 31, 2001. The Bank disposed of most of the security portfolio in the first quarter 2002, for an after-tax loss of approximately $1.9 million. The breakdown of the securities sold, by type, were agency bonds with a net book value of $25.1 million, for a pretax loss of $173,000, and CMOs with a net book value of $111.6 million, for a pretax loss of $3.0 million. The proceeds from the sale were used to pay off Federal Home Loan Bank ("FHLB") advances of $17.9 million in the first quarter of 2002 and the Company reinvested the remainder in the first and second quarters of 2002 in an adjustable-rate mortgage ("ARM") mutual fund comprised of adjustable-rate mortgage-backed securities ("MBS"), agencies and MBS securities, which presented less interest rate risk than the liquidated investments (see "Interest Rate Risk").

In September 2002, the Bank determined it could improve its net interest margin by paying down the majority of FHLB advances with the sale of a similar amount of investment securities. The Company sold an additional $44.6 million of investments in the third quarter 2002 and realized a gain of approximately $1.2 million on the sale, which offset to some extent the loss on disposition of investments realized earlier in the year. The proceeds from this latest investment sale were used to pay off higher-rate FHLB advances, which included a prepayment penalty of approximately $1.1 million. These transactions, taken together, had a net pretax income effect of about $111,000. Aside from the de-leveraging effect, these transactions are expected to improve the Company's net interest margin through the reduction of higher-rate debt with proceeds from the sale of lower-earning investments.

The following table identifies changes in the investment securities carrying values:

	(Dollars in thousands)			
	2002	2001	$ Change	% Change
Available for sale at December 31:				
Mortgage-backed and				
collateralized mortgage obligations	**$27,824**	$110,393	$(82,569)	(74.80)%
Federal agencies	**8,227**	28,696	(20,469)	(71.33)
Mutual fund	**20,538**	–	20,538	NM(1)
Trust preferred	**1,566**	1,540	26	1.69
Totals	**$58,155**	$140,629	$(82,474)	58.65%

(1) NM - Not meaningful.

The following table identifies the percentage composition of the investment securities:

	2002	2001
Available for sale at December 31:		
Mortgage-backed and		
collateralized mortgage obligations	**47.8%**	78.5%
Federal agencies	**14.2**	20.4
Mutual fund	**35.3**	–
Trust preferred	**2.7**	1.1
Totals	**100.0%**	100.0%

The following table identifies changes in net unrealized gains and losses in investment securities:

	(Dollars in thousands)		
	2002	2001	$ Change
Available for sale at December 31:			
Mortgage-backed and			
collateralized mortgage obligations	**$573**	$(1,330)	$1,903
Federal agencies	**175**	130	45
Mutual fund	**61**	–	61
Trust preferred	**66**	40	26
Totals	**$875**	$(1,160)	$2,035

See Note 3 to the "Consolidated Financial Statements" for more information on investment securities.

Loans: The following table shows the percentage change of the loan portfolio by category (loans in process and deferred fees are not included in this table):

	(Dollars in thousands)	
	2002	2001
At year-end December 31:		
Real estate mortgage loans:		
Commercial loans	**43.6%**	73.2%
Residential loans	**(25.5)**	(28.5)
Construction loans	**1.6**	(2.9)
Commercial loans and leases	**3.5**	111.5
Consumer loans:		
Mobile home and auto loans	**(36.7)**	(23.2)
Loans secured by deposits	**(16.2)**	(15.6)
Home improvement loans	**(38.5)**	25.6
Other	**(84.6)**	41.0

The portfolio shift to commercial real estate loans continued in 2002 and 2001. Fixed-rate residential mortgage loans were sold in the secondary market in 2002 and 2001, which is the main cause for the decline in residential mortgage loans. Proceeds from loans sold in the secondary markets were $113.0 million in 2002, and $86.8 million in 2001. Fixed mortgage loan rates have been at historic lows during this two-year period, which has increased the volume of refinances. The fixed-rate residential loans are sold to minimize the Bank's exposure to interest rate risk. Due to the consumer demand for fixed-rate loans, the Bank's residential loan portfolio has declined. The Bank generally retains loan servicing on loans originated and sold in Indiana, and sells loans and loan servicing rights for loans originated and sold in Ohio. Loans serviced by the Bank for investors, primarily the Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"), totaled approximately $177.4 million in 2002 and $162.0 million in 2001. Loans sold and subsequently serviced by the Bank generate a steady source of fee income, with servicing fees ranging from 0.25% to 0.375%.

In 2001, the Bank purchased two separate pools of lease receivables, totaling $12.0 million, which is the reason for the substantial increase in commercial loans and leases in 2001. In 2002 these two pools went into default. Please see "Credit Quality" for additional information.

Consumer loans made up 4.21% and 8.49% of the total loan portfolio for 2002 and 2001, respectively. Consumer loans declined $17.5 million, to $13.5 million at December 31, 2002, from $31.0 million at December 31, 2001. The decline was due to reduced loan volume as market competitive rates were below minimums established by the Company.

Total loan production was strong for 2002 and 2001. New loan production was $217.0 million and $199.0 million in 2002 and 2001, respectively. Since the Bank sells most of its fixed-rate mortgage loans in the secondary market, the loan volume is not fully reflected in the balance sheet.

Credit Quality: Non-performing assets, totaling $19.0 million, grew substantially in 2002. This represents an increase of $15.8 million over the 2001 non-performing assets total of $3.2 million. The main cause for the increase is related to two lease pools totaling $10.9 million, and related loans to a builder/developer of $3.6 million.

The two lease pools are supported by a surety bond issued by one of two insurance companies rated at least "A" by Moody's. The bonds guarantee payment of all amounts due under the leases in the event of default by the lessee. When the lease pools went into default, notice was given to each insurer. One of them made payments for a few months under a reservation of rights; the other paid nothing. Both insurers claim they were defrauded by Commercial Money Center ("CMC"), the company which sold the lease pools. Both are now denying responsibility for payment. CMC has also filed for bankruptcy protection. The current unpaid balance for the pools is $10.9 million. It is highly unlikely that the litigation will be resolved during 2003. The Bank believes the surety bonds are enforceable against the insurers.

The Bank also has a number of real estate development/lot loans and single-family residential loans on existing properties with a builder/developer group, and its related parties, that are currently in default and bankruptcy. The Bank is working closely with the workout specialist hired by the bankruptcy trustee on liquidation of the properties involved in the bankruptcy, and the Bank is negotiating with the borrower and its counsel for resolution of the remaining properties. The total outstanding balance of the various loans totaled $3.6 million as of December 31, 2002.

The following table compares delinquent loans as a percentage of total loans:

	2002				2001			
	30-89 days	90 days and over(1)	Non-accrual loans	Totals	30-89 days	90 days and over(1)	Non-accrual loans	Totals
December 31,								
Real Estate:								
Residential	.59%	.03%	1.05%	1.67%	.22%	.08%	.23%	.53%
Commercial	.22	.01	.72	.95	–	–	.38	.38
Construction	.32	–	–	.32	–	–	–	–
Commercial loans	.14	–	.51	.65	–	–	–	–
Consumer loans	.17	–	.08	.25	.08	.04	–	.12
Leases	–	–	3.48	3.48	–	–	–	–
Totals	1.44%	.04%	5.84%	7.32%	.30%	.12%	.61%	1.02%

(1) Still accruing

The increase in 30-89 day delinquencies is largely the result of a weak economy. The 2002 non-accrual loans increased primarily due to the two lease pools in default, and builder/developer loans related to one party as previously discussed.

The Bank's charged-off loans, less recoveries, were $364,000 and $119,000 in 2002 and 2001, respectively. The percentage of net charge-offs to average assets were .07% and .03% in 2002 and 2001, respectively.

The Bank made structural changes in the lending area in 2002. The Bank created the position of Senior-Vice President of Credit Administration and added additional loan staff.

Deposits: Interest rates paid on Bank deposits were near historic lows in 2002 as market interest rates continued to fall. The fed funds interest rate, the rate banks charge other banks on overnight loans, was at a 41-year low. Fed fund rates generally affect the prime lending rate, which was at a 44-year historic low. The Federal Reserve has cut the fed funds rate 12 times since 2001, with the last rate cut of .50% in November 2002. Short-term deposits (deposits with maturities of one year or less, including certificate accounts, checking, savings and money market accounts) comprised 80% of the Bank's deposit portfolio as of year-end 2002, compared with 76% for the same period in 2001. With such a high percentage of deposit accounts staying short-term, an increase in rates in the near future may squeeze the Bank's net interest margin in the short term, since loans are slower to re-price at new market rates.

Deposits declined $10.2 million, or 2.5%, in 2002 for a year-end portfolio balance of $402.2 million. The deposit portfolio at year-end 2001 was $412.4 million. The main reason for the decline is public fund certificates (public funds include deposits from state and local municipal agencies), which had a balance of $12.9 million at December 31, 2001. The Bank held no public fund certificates at December 31, 2002. Public fund certificate balances may be more volatile than Bank customer deposits. The following table shows deposit changes by category:

	(Dollars in thousands)			
	2002	2001	$ Change	% Change
December 31,				
Savings deposits	**$ 33,990**	$ 32,647	$ 1,343	4.1 %
NOW accounts	**39,344**	40,641	(1,297)	(3.2)
Money market accounts	**61,127**	47,686	13,441	28.2
Certificates $100,000 and more	**45,510**	60,363	(14,853)	(24.6)
Other certificates	**222,216**	231,076	(8,860)	(3.9)
Totals	**$402,187**	$412,413	$(10,226)	(2.5)

Borrowings: Borrowings declined sharply in 2002. FHLB advances declined $82.1 million to $5.6 million at year-end 2002 from $87.7 million at year-end 2001. The decline was due to de-leveraging strategies implemented by the Bank in September 2002. The borrowings were paid down from security sales (see "Securities" for more information).

Notes payable by the Company declined $90,000 to $840,000 at year-end 2002, from $930,000 at year-end 2001. Included in this amount was a note payable to a third-party financial institution with a current balance of $750,000 and bearing interest at 4.25% at December 31, 2002, the proceeds of which were used to finance stock repurchases during 1999. The remainder of notes payable with a balance of $90,000 and $180,000 at December 31, 2002 and 2001, respectively, are 6.0% notes payable to former stockholders of Cardinal State Bank.

Interest Rate Risk: The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings from the FHLB, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets may not be beneficial in times of rising interest rates, such an asset/liability structure could result in higher net income during periods of declining interest rates, unless offset by other factors.

The Asset-Liability Management Committee and the Board of Directors review the Bank's exposure to interest rate changes and market risk on a quarterly basis. This review is accomplished by the use of a cash flow simulation model using detailed securities, loan, deposit, borrowings and market information to estimate fair values of assets and liabilities using discounted cash flows. The difference between the Bank's estimated fair value of assets and the estimated fair value of liabilities, is the fair value of equity, also referred to as net present value of equity ("NPV"). The change in the NPV is calculated at different interest rate intervals. This tests the interest rate risk exposure from movements in interest rates to determine the change in the Bank's NPV. The model also tests the impact various interest rate scenarios have on net interest income and net income over a stated period of time (one year, for example).

The model uses a number of assumptions, including the relative levels of market interest rates and prepayments or extension in maturity and repayment in loans, MBS and CMO, and certain types of callable investments. These computations do not contemplate actions management may undertake to reposition the assets and liabilities, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the model of computing NPV. Should interest rates remain or decrease below present levels, the portion of adjustable-rate loans could decrease in future periods due to loan refinancing or payoff activity. In the event of an interest rate change, pre-payment levels would likely be different from those assumed in the model and the ability of borrowers to repay their adjustable rate loans may decrease during rising interest rate environments.

The Bank's information below provides an assessment of the risk of NPV in the event of sudden and sustained 200-basis-point increases and decreases in the prevailing interest rates as of December 31, 2002.

	Net Portfolio Value			NPV as Percent of Present Value of Assets	
Change in Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
		(Dollars in thousands)			
+200 bp *	$36,812	$(5,999)	(14.01)%	8.61%	(147) bp
Base or 0%	42,811	–	–	10.08	–
-200 bp	39,952	(2,859)	(6.68)	9.65	(43) bp

** basis points*

The Bank information below provides an assessment of the risk of NPV in the event of sudden and sustained 200-basis-point increases and decreases in the prevailing interest rates as of December 31, 2001.

	Net Portfolio Value			NPV as Percent of Present Value of Assets	
Change in Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
		(Dollars in thousands)			
+200 bp *	$ 6,035	$(31,953)	(84.11)%	1.19%	(570) bp
Base or 0%	37,988	–	–	6.89	–
-200 bp	40,989	3,001	7.90	7.23	34 bp

** basis points*

The interest rate risk position of the Bank for the prior period ending December 31, 2002, was within the Bank's risk parameters specified in its interest rate risk policy, which was updated in 2002.

The interest rate risk position of the Bank for the prior period ending December 31, 2001, was reviewed by management. Management determined that a significant deterioration had occurred in the Company's CMO portfolio, which resulted in a large increase in the Company's exposure to future increases in interest rate risk. Upon further review, management determined that the increase in the exposure was significant enough to call into question the prudence of continuing to hold the securities to maturity. In order to take the necessary action to reduce this exposure, management decided to move the entire securities portfolio from the "Held to Maturity" accounting classification to the "Available for Sale" classification as of December 31, 2001.

In 2002, the Company determined that most of its investments no longer fit its risk profile, given the unsettled, uncertain and volatile nature of the market and the possibility that interest rates could move against the portfolio. The decelerating speed of prepayments on these instruments during the first quarter of 2002 was remarkable, significantly extending the practical maturity of the portfolio to a level that exceeded the Bank's risk parameters. The alternatives to taking immediate action to mitigate the potential losses, including long-term funding strategies, hedging strategies and partial liquidations, were felt to be inadequate in the circumstances. The Company decided to liquidate the majority of the investment portfolio during the first quarter of 2002.

The proceeds from the liquidation of the Company's investments were first applied towards repayment of short-term borrowings from the FHLB. This increased the Company's flexibility to retain more of its self-originated loans in portfolio and to purchase loan participations in the region as they became available. The balance of the proceeds were used to purchase short-term liquid investments, including limited maturity MBS, which present less interest rate risk than the liquidated investments, and an ARM mutual fund. The Company also used some proceeds to invest in intermediate-term MBS to provide a balance to its portfolio between interest rate risk reduction and maintenance of higher net interest income levels.

Yields Earned and Rates Paid: The following tables set forth the weighted average yields earned on the Company's interest-earning assets and the weighted average interest rates paid on the Company's interest-bearing liabilities, together with the net yield on interest-earning assets.

	Year Ended December 31		
Weighted Average Yield:	**2002**	2001	2000
Loans	**7.15%**	7.98%	7.99%
Mortgage-backed and collateralized mortgage obligations	**5.64**	7.00	6.99
Other interest-earning assets	**3.09**	6.66	6.86
All interest-earning assets	**6.33**	7.71	7.73
Weighted Average Cost:			
Deposits	**3.71**	5.03	5.02
Federal Home Loan Bank advances	**6.39**	6.50	6.74
Notes payable	**3.69**	7.30	8.31
All interest-bearing liabilities	**3.97**	5.31	5.44
Interest Rate Spread (spread between weighted average yield on all interest-earning assets and all interest-bearing liabilities)	**2.36**	2.40	2.29
Net Yield (net interest income as a percentage of average interest-earning assets)	**2.63**	2.68	2.61

	At December 31		
Weighted Average Interest Rates:	**2002**	2001	2000
Loans	**6.88%**	7.74%	8.16%
Mortgage-backed and collateralized mortgage obligations	**6.66**	6.35	6.94
Total interest-earning assets	**6.07**	7.39	7.91
Deposits	**3.04**	4.40	5.25
Federal Home Loan Bank advances	**6.83**	5.58	6.54
Notes payable	**4.44**	6.20	8.67
Total interest-bearing liabilities	**3.09**	4.62	5.63
Interest rate spread	**2.98**	2.77	2.28

Rate/Volume Analysis: The following table sets forth certain information regarding changes in interest income, interest expense and net interest income of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by new volume). No material amounts of loan fees or out-of-period interest are included in the table. Dollars are in thousands.

	Year Ended December 31					
	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Volume	**Rate**	**Net Change**	Volume	Rate	Net Change
Interest Income:						
Loans	**$(2,705)**	**$(2,827)**	**$(5,532)**	$ 384	$ (42)	$ 342
Other interest-earning assets	**1,770**	**(3,435)**	**(1,665)**	(350)	(145)	(495)
Total interest-earning assets	**(935)**	**(6,262)**	**(7,197)**	34	(187)	(153)
Interest Expense:						
Deposits	**2,272**	**(6,223)**	**(3,951)**	1,280	46	1,326
FHLB advances and notes payable	**(2,671)**	**(80)**	**(2,751)**	(1,595)	(216)	(1,811)
Total interest-bearing liabilities	**(399)**	**(6,303)**	**(6,702)**	(315)	(170)	(485)
Change in net interest income	**$ (536)**	**$ 41**	**$ (495)**	$ 349	$ (17)	$ 332

Results of Operations

2002 Compared to 2001

Net Income (Loss): The Company had a net loss of $3.1 million for the year-end 2002, due primarily to security losses and large loan provision expenses.

The Bank's interest rate risk position for 2001 exceeded the Bank's risk parameters primarily due to volatile CMOs. In March 2002, the Bank disposed of $137.0 million in securities at a pretax loss of $3.2 million, or approximately $1.9 million after tax. The Bank has since revised its investment policy and created an Investment Committee that approves all investments. (See "Securities" for further information.)

The total provision for loan and lease losses increased substantially in 2002. Provision expense increased $6.9 million for a total provision expense of $7.3 million in 2002. This increase was necessary to establish specific reserves for the additional non-accrual loans, which increased by $16.1 million in 2002, for a year-end total of $18.3 million. In 2002, the Bank set aside specific reserves in the amount of $5.5 million for two lease pools with a principal balance of $10.9 million at December 31, 2002, in addition to specific reserves of $795,000 for business/development loans and its related parties with a principal balance of $3.6 million at December 31, 2002. These specific reserves account for $6.2 million of the $6.9 million increase in the provision for loan and lease losses. The Bank also increased its general reserves due to the weak economy and to reflect the Bank's current risk in the loan portfolio due to the change in the portfolio mix.

For a quarterly breakdown of earnings, see Note 18 to the "Consolidated Financial Statements."

The table below shows selected performance data:

	Year Ended December 31				
	2002	2001	2000	1999	1998
Net income (loss) (in thousands)	**$(3,075)**	$3,800	$3,562	$3,332	$3,838
Basic earnings (loss) per share (1)	**(.98)**	1.21	1.13	.98	1.08
Diluted earning (loss) per share (1)	**(.98)**	1.21	1.13	.98	1.06
Dividends declared per share (1)	**.64**	.61	.60	.60	.59
Book value per share (1)	**12.40**	13.63	13.26	12.72	12.92
Return on average assets	**(.60)%**	.72%	.68%	.77%	.98%
Return on average equity	**(7.32)**	8.92	8.68	7.60	8.48
Ratio of average equity to average assets	**8.18**	8.12	7.84	10.17	11.60
Dividend payout ratio (2)	**NM(3)**	50.41	53.00	61.22	55.66
Number of full-service bank offices	**11**	11	11	12	11

(1) Restated to reflect the eleven-for-ten stock split in 1998.

(2) Based on total dividends per share declared and net income per share for the year.

(3) Not meaningful.

Net Interest Income: The Company derives the majority of its income from net interest income. The following table shows a breakdown of net interest income for 2002 compared with 2001. Dollars are in thousands.

	Year Ended December 31				
	2002		2001		
	Interest	**Yield/Rate**	Interest	Yield/Rate	Change
Interest and fees on loans	**$24,473**	**7.15%**	$30,005	7.98%	$(5,532)
Other interest income	**5,500**	**4.19**	7,165	6.76	(1,665)
Total interest income	**29,973**	**6.33**	37,170	7.71	(7,197)
Interest on deposits	**14,712**	**3.71**	18,663	5.03	(3,951)
Interest on borrowings	**2,829**	**6.33**	5,580	6.52	(2,751)
Total interest expense	**17,541**	**3.97**	24,243	5.31	(6,702)
Net interest income	**$12,432**	–	$12,927	–	$ (495)
Net interest spread	–	**2.36%**	–	2.40%	–
Net interest margin	–	**2.63**	–	2.68	–

Net interest income declined 3.8% or $495,000 in 2002. Most of the decrease was volume related. See "Rate/Volume Analysis" for more information. The net interest spread, which is the mathematical difference between the yield on average interest-earning assets and cost of interest-bearing liabilities, was 2.36% in 2002 and 2.40% in 2001. The net interest margin on interest-earning assets, which is interest income as a percentage of average earning assets, was 2.63% in 2002 and 2.68% in 2001.

The Bank de-leveraged the balance sheet in September 2002 by paying off higher-costing FHLB advances with lower-yielding investments. Several high-cost certificates originated before 2002 re-priced at the current market. Yield on securities declined when most of the security portfolio was sold in March 2002 due to the high level of interest rate risk, and was subsequently replaced in the second quarter of 2002 with lower-yielding securities that posed a comparatively lower level of interest rate risk. As a result, the net interest margin improved .42% to 3.04% for the fourth quarter of 2002, from 2.62% for the fourth quarter of 2001.

Provision for Loan Losses: The Company significantly increased the provision for loan losses for a total provision expense of $7.3 million for 2002, compared with $360,000 in 2001. The provision is the amount that is added to the allowance for loan losses to absorb inherent losses in the loan portfolio. Net loan charge-offs were $364,000 and $119,000 for the years 2002 and 2001, respectively. The allowance for loan losses as a percent of loans was 2.77% at December 31, 2002, and .49% at December 31, 2001, and represents management's best estimate of the inherent losses in the loan portfolio. The provision increase in 2002 was necessary to increase the allowance for loan and lease losses to a sufficient level of specific and general reserves. Non-performing loans, which consists of non-accrual loans and loans delinquent over 90 days and still accruing, substantially increased by $15.8 million during 2002. Non-performing loans were $18.4 million at December 31, 2002, and $2.6 million at December 31, 2001. The increase in non-performing loans was mainly due to a few large loans. Please see "Credit Quality" for more information.

The following table breaks out non-performing loans by category.

	(Dollars in thousands)			
	2002	2001	$ Change	% Change
December 31,				
Non-accrual loans	**$18,307**	$2,178	$16,129	740.5%
Over 90 days delinquent still accruing	**135**	395	(260)	(65.8)
Totals	**$18,442**	$2,573	$15,869	616.8%

The Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles. The variation in the amount of provision charged against income is directly related to changes in loan charge-offs, non-performing loans, loan delinquencies, economic conditions in the Company's lending area and loan portfolio mix during each year.

Non-Interest Income: Non-interest income was $2.7 million in 2002 and $3.9 million in 2001, for an overall decrease of 29.01%. The main cause of the decline was due to the net losses on securities sold in 2002 of $2.0 million (See "Securities" for more information on securities sold in 2002). Excluding the security losses, non-interest income would have improved 23.49%. Gains on sales of loans and servicing rights improved to $1.4 million for 2002 from $804,000 for 2001, an increase of 77.00%. Interest rates have steadily declined since 2001, which has created a higher demand from consumers for fixed-rate mortgage loans. Proceeds from loans sold in the secondary market were $113.0 million in 2002 and $86.8 million in 2001. Other fees and service charges improved 4.07%, while brokerage and insurance commissions were up 1.01%. The Bank invested in life insurance on employees and directors, with a balance or cash surrender value of $18.9 million and $18.0 million, respectively, at December 31, 2002 and 2001. The majority of these policies were purchased in 1999. The nontaxable increase in cash surrender value of life insurance was $897,000 in 2002 and $945,000 in 2001. Overall, the increase in cash value of life insurance declined 5.08% in 2002 compared with 2001. Operating losses associated with the limited partnership amounted to a gain of $92,000 in 2002 and a loss of $172,000 in 2001 and are included in other income. The Company incurred an allocated gain of $191,000 and tax credit recapture of $33,000 due to the termination of ownership in one of the properties in 2002. The Company also reflected federal income tax credits of $159,000 (after-tax credit recapture) and $210,000 for the year ended December 31, 2002, and December 31, 2001.

Non-Interest Expense: Non-interest expense was $13.5 million in 2002 and $11.2 million in 2001, for an overall increase of 20.66%. The main cause of the increase was the penalties charged for early payoff of FHLB advances in 2002 of $1.1 million (See "Securities" for more information on FHLB advance payoffs in 2002). Excluding the advance early payoff penalties, non-interest expense would have increased 11.10%. The largest component of non-interest expense is salaries and employee benefits, which make up 56.44% of total non-interest expenses.

Salaries and employee benefits increased $879,000 to $7.6 million in 2002, compared with $6.7 million in 2001. In 2002, the Bank paid a former executive officer severance pay for a non-recurring expense of $289,000. The Bank's employee retirement plan expense increased to $215,000 in 2002 from $5,000 in 2001. The retirement expense incurred in 2001 was for general administrative expenses of the retirement fund. In 2001, the stock market generally provided enough earnings to cover increases required in the employee retirement fund. With the decline of the stock market, the Bank's retirement expense in 2002 rose substantially. Other insurance benefits, comprised mainly of medical insurance, increased to $1.0 million in 2002 from $748,000 in 2001, for an overall increase in insurance benefits expense of $280,000. There were 11 new positions added during 2002 in several areas of the Bank. Please see Note 11 to the "Consolidated Financial Statements" for more information regarding benefits.

Net occupancy and furniture and equipment expense was $1.7 million in 2002, compared with $1.4 million in 2001, for an overall expense increase of $271,000, or 19.62%, in 2001. The increase was mainly due to building and equipment maintenance expense, utilities, equipment rental and depreciation expense that increased $74,000, $17,000, $22,000, $14,000, respectively, in 2002 from 2001. Data processing, printing and supplies, and all other expenses increased $79,000, or .03%, in 2002 from 2001.

Income Tax Expense (Benefit): The Company incurred a $2.5 million income tax benefit in 2002 compared with income tax expense of $1.5 million in 2001. The effective tax rate was (45.0)% in 2002 and 27.8% in 2001. The 2002 income taxes were composed of $796,000 expense for current taxes and a $3.3 million credit for deferred taxes. The 2001 income taxes were composed of $1.7 million expense for current taxes and $229,000 credit for deferred taxes. The deferred tax credits in 2002 were mainly due to the loan provision expense in 2002. For both 2002 and 2001, the primary difference between the effective tax rates and the statutory tax rates relate to tax credits and cash value of life insurance. See Note 10 to the "Consolidated Financial Statements" for more information.

2001 Compared to 2000

Net Income: The Company's net income increased $238,000, or 6.68%, to $3.8 million ($1.21 basic and diluted earnings per share) for the year ended December 31, 2001, compared with $3.6 million ($1.13 basic and diluted earnings per share) for the year ended December 31, 2000. The improvement in 2001 income was primarily due to increases in net interest income and other income due mostly to gains on loans sold.

Net Interest Income: Net interest income increased by $332,000 in 2001 compared with 2000, due to a greater decrease in interest costs of $485,000, or 1.96%, compared with a decrease in interest income of $153,000, or .41%. The average-interest earning assets decreased only .14% to $482.1 million in 2001, from $482.8 million in 2000, and the interest-bearing liabilities increased only .45% to $456.7 million in 2001, from $454.6 million in 2000. The total interest rate on average earning assets decreased two basis points to 7.71% in 2001 from 7.73% in 2000. The decrease in interest expense was due to higher volume and a small increase in costs of deposits, while correspondingly reducing FHLB advances and notes payable. The total interest rate on average interest-bearing liabilities decreased 13 basis points to 5.31% in 2001 from 5.44% in 2000. The decrease in interest income was due to the increase in loans, MBS and CMO at lower interest rates offset by calls on agency investment securities. The Company's net interest spread increased 11 basis points to 2.40% in 2001 from 2.29% in 2000.

Provision for Loan Losses: The provision for loan losses was $360,000 in 2001 and $417,000 in 2000. The provision is the amount that is added to the allowance for loan losses to absorb inherent losses in the portfolio. The allowance for loan losses as a percent of loans was .49% at December 31, 2001, and .37% at December 31, 2000, and represents management's best estimate of losses inherent in the loan portfolio. Net loan charge-offs were $119,000 and $462,000 for 2001 and 2000, respectively. Non-performing loans, which consist of non-accrual loans and loans delinquent over 90 days and still accruing, were $2.6 million and $1.5 million at December 31, 2001 and 2000, respectively. The 2001 non-performing losses included $1.3 million for a loan on an apartment complex that had an appraisal for 130.00% of its carrying value.

The following table breaks out non-performing loans by category:

	(Dollars in thousands)			
	2001	2000	$ Change	% Change
December 31,				
Non-accrual loans	$2,178	$ 801	$1,377	171.9%
Over 90 days delinquent still accruing	395	747	(352)	(47.1)
Totals	$2,573	$1,548	$1,025	66.2%

The Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles. The variation in the amount of provision charged against income is directly related to changes in loan charge-offs, non-performing loans, loan delinquencies, economic conditions in the Company's lending area and loan growth or reduction during each year.

Non-Interest Income: Non-interest income was $3.9 million and $3.4 million for 2001 and 2000, respectively. The 2001 gains on sales of loans and servicing rights of $804,000 were significantly higher than $103,000 in 2000. These changes reflected the change in demand for fixed-rate real estate loans. In 2001 rates decreased all year and the consumer wanted fixed-rate residential mortgage loans, which the Bank sold to the secondary market. The average mortgage rates in 2000 were higher and consumers preferred variable-rate residential mortgage loans, which are normally retained in portfolio. Included in other income are operating losses associated with a limited partnership, which amounted to $172,000 in 2001 and $101,000 in 2000. At the same time these losses were reflected as a reduction in other income, the Company also reflected federal income tax credits of $210,000 and $213,000, respectively, for the years ended December 31, 2001 and 2000. Brokerage and insurance commissions decreased slightly in both years to $995,000 in 2001 and $1.1 million in 2000. The recession had a direct influence on this income during 2001 and the latter part of 2000. The Bank invested in life insurance on employees and directors, with a balance or cash surrender value of $18.0 million and $17.1 million at December 31, 2001 and 2000, respectively. The majority of the policies were purchased during 1999. The nontaxable increase in cash surrender value of life insurance was $945,000 in 2001 and $972,000 in 2000. The 2000 income included a one-time adjustment of $197,000 related to the value of insurance policies on two retired employees.

Other Expense: Operating expenses were $11.2 million and $10.8 million for 2001 and 2000, respectively. These yearly increases were due to normal increases, as well as the additional expense of operating a new trust department and commercial loan department. Improvements made in data processing, and the initial expense of implementing check imaging, were incurred in 2000. Data processing expense and other expenses in 2000 included additional costs related to the merger of the two Banks during that year.

Income Tax Expense: Income tax expense was $1.5 million in 2001 and $1.2 million in 2000. The effective tax rate was 27.8% in 2001 and 24.6% in 2000. For both 2001 and 2000, the primary differences between the effective tax rate and the statutory tax rate relate to tax credits and cash surrender value of life insurance.

Liquidity and Capital Resources

Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of liquid funds. In addition, the Company has the ability to obtain funds through the sale of new mortgage loans and through borrowings from the FHLB system. At December 31, 2002, the Company's commitments for loans in process totaled $8.4 million and conditional commitments for lines of credit receivable totaled $22.2 million. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs. A portion of these commitments is for fixed-rate mortgage loans, which will be sold immediately into the secondary market.

An amendment of the 1996 Stock Option Plan, which provides for the granting of incentive and non-qualified stock options, was approved by the shareholders in April 1998 and extended the Plan's term to ten years and increased the number of shares reserved under the Plan from 176,000 to 352,000 shares. No options for exercise of shares were done in 2001. Options for 9,713 shares in 2002 were exercised. See Notes 1 and 11 to the "Consolidated Financial Statements" for the pro forma effect on net income and option activity.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction, or at the same rate, as changes in the prices of goods and services, which are directly affected by inflation, although interest rates may fluctuate in response to perceived changes in the rate of inflation.

Current Accounting Issues

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* effective January 1, 2002. This Statement establishes new accounting and reporting standards for acquired goodwill and other intangible assets. The Statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements. Upon adoption of SFAS No. 142, the Company no longer amortizes goodwill but makes an annual assessment of impairment loss. At December 31, 2002, no impairment loss was identified.

The Company recently adopted SFAS No. 147, which amends SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* and Financial Accounting Standards Board("FASB") Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method.* SFAS No. 72 and FASB Interpretation No. 9 provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted by in accordance with SFAS No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* In addition, SFAS No. 147 amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

The effective date of SFAS No. 147 was October 1, 2002, with earlier application relating to previously recognized unidentifiable intangible assets permitted, and did not have a significant impact on the Company upon adoption.

The Company recently adopted *Accounting for Stock-Based Compensation – Transition and Disclosure,* SFAS No. 148, which amends FASB Statement No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

Under the provisions of SFAS No. 123, companies that adopted the fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect.

SFAS No. 148 also improves the clarity and prominence of disclosures about the pro-forma effects of using the fair value based method of accounting for stock-based compensation for all companies – regardless of the accounting method used – by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, SFAS No. 148 improves the timeliness of those disclosures by requiring that this information be included in interim, as well as annual, financial statements. In the past, companies were required to make pro-forma disclosures only in annual financial statements.

The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31	
Assets	**2002**	2001
Cash on hand and in other institutions	**$ 7,481**	$ 7,518
Interest-bearing demand deposits	**38,215**	4,283
Cash and cash equivalents	**45,696**	11,801
Investment securities available for sale	**58,155**	140,629
Loans, net of allowance for loan losses of $8,666 and $1,730	**304,586**	350,383
Premises and equipment	**7,901**	6,919
Stock in Federal Home Loan Bank	**6,759**	7,365
Goodwill	**1,291**	1,291
Cash value of life insurance	**18,932**	18,035
Other assets	**13,487**	15,651
Total assets	**$456,807**	$552,074
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits		
Noninterest-bearing	**$ 19,124**	$ 24,257
Interest-bearing	**383,063**	388,156
Total deposits	**402,187**	412,413
Borrowings	**6,432**	88,583
Drafts payable	**5,099**	6,152
Other liabilities	**4,049**	2,031
Total liabilities	**417,767**	509,179
Commitments and contingencies		
Shareholders' equity:		
Preferred stock (5,000,000 shares authorized and unissued)		
Common stock ($1.00 par value; authorized 15,000,000 shares; issued and outstanding - 3,147,463 and 3,146,616 shares)	**3,147**	3,147
Additional paid-in capital	**499**	499
Retained earnings	**34,856**	39,945
Accumulated other comprehensive income (loss)	**538**	(696)
Total shareholders' equity	**39,040**	42,895
Total liabilities and shareholders' equity	**$456,807**	$552,074

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Year Ended December 31		
	2002	2001	2000
Interest Income:			
Interest and fees on loans	**$24,473**	$30,005	$29,663
Interest on mortgage-backed securities	**3,196**	2,225	910
Interest on investment securities	**1,320**	4,067	6,055
Other interest and dividend income	**984**	873	695
Total interest income	**29,973**	37,170	37,323
Interest Expense:			
Interest on deposits	**14,712**	18,663	17,337
Interest on borrowings	**2,829**	5,580	7,391
Total interest expense	**17,541**	24,243	24,728
Net Interest Income	**12,432**	12,927	12,595
Provision for loan losses	**7,300**	360	417
Net Interest Income After Provision for Loan Losses	**5,132**	12,567	12,178
Other Income:			
Other fees and service charges	**1,073**	1,031	939
Brokerage and insurance commissions	**1,005**	995	1,056
Net realized losses on sales of available-for-sale securities	**(2,025)**	–	–
Gains on sales of loans and servicing rights	**1,423**	804	103
Increase in cash value of life insurance	**897**	945	972
Other	**365**	82	298
Total other income	**2,738**	3,857	3,368
Other Expense:			
Salaries and employee benefits	**7,599**	6,720	6,383
Net occupancy expense	**963**	802	860
Furniture and equipment expense	**689**	579	607
Data processing expense	**374**	313	308
Printing and office supplies	**309**	330	290
Penalty on early payoff of FHLB advances	**1,076**	–	–
Other	**2,454**	2,415	2,372
Total other expense	**13,464**	11,159	10,820
Income (Loss) Before Income Taxes	**(5,594)**	5,265	4,726
Income taxes	**(2,519)**	1,465	1,164
Net Income (Loss)	**$ (3,075)**	$ 3,800	$ 3,562
Basic and Diluted Earnings (Loss) Per Share	**$ (.98)**	$ 1.21	$ 1.13
Dividends Declared Per Share	**$ .64**	$ .61	$ .60

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2000	$3,146	$ 492	$36,391		$40,029
Net income	–	–	3,562		3,562
Dividends declared ($.60 per share)	–	–	(1,888)		(1,888)
Exercise of stock options	1	7	–		8
Balance at December 31, 2000	3,147	499	38,065		41,711
Net income	–	–	3,800		3,800
Change in unrealized depreciation on available-for-sale securities, net of income tax benefit of $464	–	–	–	$(696)	(696)
Comprehensive income					3,104
Dividends declared ($.61 per share)	–	–	(1,920)	–	(1,920)
Balance at December 31, 2001	3,147	499	39,945	(696)	42,895
Net loss	–	–	(3,075)	–	(3,075)
Change in unrealized depreciation on available-for-sale securities, net of income tax expense of $801	–	–	–	1,234	1,234
Comprehensive loss					(1,841)
Exercise of stock options	9	128	–	–	137
Purchase of common stock	(9)	(128)	–	–	(137)
Dividends declared ($.64 per share)	–	–	(2,014)	–	(2,014)
Balance at December 31, 2002	**$3,147**	**$ 499**	**$34,856**	**$ 538**	**$39,040**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2002	2001	2000
Operating Activities			
Net income (loss)	**$ (3,075)**	$ 3,800	$ 3,562
Items not requiring (providing) cash			
Provision for losses on loans	**7,300**	360	417
Depreciation and amortization	**967**	804	677
Increase in cash surrender value	**(897)**	(945)	(972)
Mortgage loans originated for sale	**(110,756)**	(91,515)	(9,238)
Proceeds from sale of mortgage loans	**113,047**	86,814	9,298
Gains on sale of loans and servicing rights	**(1,423)**	(804)	(103)
Loss on sale of investments	**2,025**	–	–
Increase (decrease) in drafts payable	**(1,053)**	3,053	(862)
Other adjustments	**2,898**	(2,297)	(362)
Net cash provided by (used in) operating activities	**9,033**	(730)	2,417
Investing Activities			
Net change in interest-bearing time deposits	**–**	–	1,499
Purchase of investment securities held to maturity	**–**	(131,430)	(606)
Proceeds from maturities/calls of securities held to maturity	**–**	77,805	–
Principal collected on mortgage-backed securities held to maturity	**–**	11,445	3,720
Purchase of investment securities available for sale	**(131,339)**	–	–
Proceeds from sale of investment securities available for sale	**179,218**	–	–
Proceeds from maturities/calls of securities available for sale	**6,207**	–	–
Principal collected on mortgage-backed securities available for sale	**28,038**	–	–
Net change in loans	**37,856**	45,711	(72,769)
Net purchases of premises and equipment	**(1,589)**	(425)	(636)
Purchase of Federal Home Loan Bank stock	**(69)**	(100)	(2,924)
Proceeds from sale of Federal Home Loan Bank stock	**675**	–	–
Other investing activities	**256**	153	(1,509)
Net cash provided by (used in) investing activities	**119,253**	3,159	(73,225)
Financing Activities			
Net change in demand and passbook deposits	**13,487**	10,309	1,722
Net change in certificates of deposit	**(23,713)**	34,509	11,764
Proceeds from borrowings	**55,500**	93,500	329,600
Repayment of borrowings	**(137,651)**	(146,089)	(271,300)
Purchase of common stock	**(137)**	–	–
Exercise of stock options	**137**	–	8
Cash dividends paid	**(2,014)**	(1,888)	(1,888)
Net cash provided by (used in) financing activities	**(94,391)**	(9,659)	69,906
Change in Cash and Cash Equivalents	**33,895**	(7,230)	(902)
Cash and Cash Equivalents at Beginning of Year	**11,801**	19,031	19,933
Cash and Cash Equivalents at End of Year	**$ 45,696**	$ 11,801	$ 19,031

See notes to consolidated financial statements.

(Table dollar amounts in thousands, except share data)

1. Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly-owned subsidiary, Ameriana Bank and Trust, SB (the "Bank"), and the Bank's wholly-owned subsidiaries, Ameriana Financial Services, Inc., Indiana Title Insurance Company ("ITIC") and Ameriana Insurance Agency, Inc. ITIC ceased operations at the close of business on December 31, 2000. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank and its subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors and operates in a single significant business segment. The Bank is subject to the regulation of the Indiana Department of Financial Institutions (the "DFI") and the Federal Deposit Insurance Corporation (the "FDIC"). The Company's gross revenues are substantially earned from the various banking services provided by the Bank. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

The Bank generates loans and receives deposits from customers located primarily in east central Indiana and southwestern Ohio. Loans are generally secured by specific items of collateral, including real property and consumer assets. The Company has sold various loans to investors while retaining the servicing rights.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing demand deposits.

Investment Securities: Debt securities are classified as "Held to Maturity" when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as "Available for Sale." Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Stock in Federal Home Loan Bank: Stock in Federal Home Loan Bank ("FHLB") is stated at cost and the amount of stock the Company is required to own is determined by regulation.

Loans: Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one- to four-family residential loans and installment loans to be homogeneous, and therefore excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for Loan Losses: Allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, the probability of collecting all amounts due and other relevant factors. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2002, the allowance for loan losses is adequate based on information currently available. A

(Table dollar amounts in thousands, except share data)

worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized.

Goodwill: Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Earnings Per Share: Earnings per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding during each year.

Mortgage Servicing Rights: Mortgage servicing rights on originated loans are capitalized by estimating the fair value of the streams of net servicing revenues that will occur over the estimated life of the servicing arrangement. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to, and over the period of, estimated servicing revenues.

Stock Options: The Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	2002	2001	2000
Net income (loss), as reported	**$(3,075)**	$3,800	$3,562
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(25)**	–	(33)
Pro forma net income (loss)	**$(3,100)**	$3,800	$3,529
Basic and diluted earnings per share, as reported	**$ (.98)**	$ 1.21	$ 1.13
Basic and diluted earnings per share, pro forma	**(.98)**	1.21	1.12

Income Taxes: Income taxes in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company and its subsidiaries file consolidated tax returns. The parent company and subsidiaries are charged or given credit for income taxes as though separate returns were filed.

Reclassifications: Reclassifications of certain amounts in the 2001 and 2000 consolidated financial statements have been made to conform to the 2002 presentation.

2. Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002, was $1,513,000. Interest-bearing demand deposits with the FHLB of $3,000,000 were pledged to secure FHLB advances.

(Table dollar amounts in thousands, except share data)

3. Investment Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2002:				
Mortgage-backed securities and collateralized mortgage obligations	**$ 27,251**	**$584**	**$ 11**	**$ 27,824**
Federal agencies	**8,052**	**175**	**–**	**8,227**
Equity securities	**21,977**	**127**	**–**	**22,104**
	$ 57,280	**$886**	**$ 11**	**$ 58,155**
Available for sale at December 31, 2001:				
Mortgage-backed securities and collateralized mortgage obligations	$111,723	$269	$1,599	$110,393
Federal agencies	28,566	176	46	28,696
Equity securities	1,500	40	–	1,540
	$141,789	$485	$1,645	$140,629

At December 31, 2002, federal agencies with a total amortized cost and market value of $4,053,000 and $4,090,000, respectively, mature in 2003. At December 31, 2002, federal agencies with a total amortized cost and market value of $3,999,000 and $4,137,000, respectively, mature in 2004.

Investment securities with a total carrying value of $1,811,000 and $52,422,000 were pledged at December 31, 2002 and 2001 to secure FHLB advances.

Gross gains of $1,247,000 and gross losses of $3,272,000 resulting from sales of available-for-sale securities were realized for 2002.

In 2001, the Company determined that because of its interest rate risk, it would not be able to continue to hold its investment securities to maturity. Accordingly, the Company transferred its held-to-maturity investments to available-for-sale as of December 31, 2001, and recorded an accumulated other comprehensive loss of $696,000 as of that date.

4. Loans

	December 31	
	2002	2001
Residential mortgage loans	**$195,055**	$234,858
Commercial mortgage loans	**91,856**	78,435
Installment loans	**12,386**	24,045
Commercial loans	**21,172**	26,160
Loans secured by deposits	**1,130**	1,348
	321,599	364,846
Deduct:		
Undisbursed loan proceeds	**7,985**	12,725
Deferred loan costs, net	**362**	8
Allowance for loan losses	**8,666**	1,730
	17,013	14,463
	$304,586	$350,383

Loans being serviced by the Company for investors, primarily the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, totaled approximately $177,392,000, $162,017,000 and $144,000,000 as of December 31, 2002, 2001 and 2000. Such loans are not included in the preceding table.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2002 and 2001 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates. No valuation allowance was necessary at December 31, 2002 and 2001.

(Table dollar amounts in thousands, except share data)

	Year Ended December 31		
	2002	2001	2000
Mortgage servicing rights:			
Balance at beginning of year	**$1,012**	$ 847	$ 910
Servicing rights capitalized	**597**	416	44
Amortization of servicing rights	**(412)**	(251)	(107)
Balance at end of year	**$1,197**	$1,012	$ 847

At December 31, 2002 and 2001, the Company had outstanding commitments to originate loans of approximately $8,379,000 and $11,756,000, which were primarily for adjustable-rate mortgages with rates that are determined just prior to closing or fixed-rate mortgage loans with rates locked in at the time of loan commitment. In addition, the Company had $22,231,000 and $19,949,000 of conditional commitments for lines of credit receivables at December 31, 2002 and 2001. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment and income-producing commercial properties.

5. Allowance for Loan Losses

	Year Ended December 31		
	2002	2001	2000
Balance at beginning of year	**$1,730**	$1,489	$1,534
Provision for losses:	**7,300**	360	417
Net charge-offs:			
Charge-offs	**(388)**	(156)	(488)
Recoveries	**24**	37	26
Net charge-offs	**(364)**	(119)	(462)
Balance at end of year	**$8,666**	$1,730	$1,489

At December 31, 2002, impaired loans totaled $16,669,000 with an allowance for loan losses of $6,646,000.

Interest of $119,000 was recognized on average impaired loans of $11,076,000 for 2002. All interest recognized on impaired loans during 2002 was on a cash basis.

Impaired loans were immaterial at December 31, 2001 and 2000.

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $135,000 and $395,000, respectively. Non-accruing loans at December 31, 2002 and 2001 were $18,307,000 and $2,178,000, respectively.

6. Premises and Equipment

	December 31	
	2002	2001
Land	**$ 1,777**	$ 1,396
Land improvements	**580**	513
Office buildings	**7,682**	7,415
Furniture and equipment	**4,891**	4,551
Automobiles	**70**	70
	15,000	13,945
Less accumulated depreciation	**7,099**	7,026
	$ 7,901	$ 6,919

(Table dollar amounts in thousands, except share data)

7. Goodwill

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of SFAS No. 142. The effect of adopting the new method was to increase 2002 net income by $120,000.

8. Deposits

	December 31	
	2002	2001
Demand	**$100,471**	$ 88,327
Savings	**33,990**	32,647
Certificates of $100,000 or more	**45,510**	60,363
Other certificates	**222,216**	231,076
	$402,187	$412,413

Certificates maturing in years ending after December 31, 2002:

2003	**$192,603**
2004	**29,718**
2005	**22,199**
2006	**11,850**
2007	**10,458**
Thereafter	**898**
	$267,726

Interest paid on deposits approximated interest expense in 2002, 2001 and 2000.

9. Borrowings

Borrowings at December 31, 2002 and 2001 include FHLB advances totaling $5,592,000 and $87,653,000 with a weighted average rate of 6.83% and 5.51%, respectively. The advances are secured by a combination of first-mortgage loans, investment securities and overnight deposits. Some advances are subject to restrictions or penalties in the event of prepayment.

Borrowings at December 31, 2002 and 2001 also include a note payable for $750,000 to another financial institution with a rate of 4.25% and 6.25%. The note is secured by the outstanding common stock of the Bank. The note was due July 24, 2002, and was renewed at that date to January 24, 2003.

A promissory note of $90,000 and $180,000 is included in borrowings at December 31, 2002 and 2001. The interest rate on the note is 6.0%.

Interest paid on borrowings was $3,092,000, $5,881,000, and $7,064,000 for 2002, 2001 and 2000.

Maturities in years ending December 31:

2003	**$1,802**
2004	**915**
2005	**3,301**
2006	**216**
2007	**170**
Thereafter	**28**
	$6,432

(Table dollar amounts in thousands, except share data)

10. Income Taxes

	December 31	
	2002	2001
Deferred tax assets:		
Deferred compensation	**$ 294**	$ 163
General loan loss reserves	**3,428**	669
Net unrealized loss on securities available for sale	**–**	464
Reserve for uncollected interest	**534**	–
Other	**48**	186
	4,304	1,482
Deferred tax liabilities:		
FHLB stock dividends	**(515)**	(477)
Tax bad debt reserves	**(88)**	(146)
Purchase accounting adjustments	**(95)**	(153)
Deferred loan fees	**(91)**	(97)
Mortgage servicing rights	**(454)**	(358)
Net unrealized gains on securities available for sale	**(337)**	–
Other	**(105)**	(146)
	(1,685)	(1,377)
Net deferred tax asset	**$ 2,619**	$ 105

The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

	Year Ended December 31		
	2002	2001	2000
Statutory federal tax rate	**(34.0)%**	34.0%	34.0%
State income taxes, net of federal tax benefit	**(4.5)**	2.8	1.4
Tax credits	**(2.9)**	(4.0)	(4.5)
Cash value of life insurance	**(5.5)**	(6.1)	(7.0)
Other	**1.9**	1.1	.7
Effective tax rate	**(45.0)%**	27.8%	24.6%

The provision (credit) for income taxes consists of the following:

	Year Ended December 31		
	2002	2001	2000
Federal:			
Current	**$ 702**	$1,448	$1,172
Deferred	**(2,840)**	(205)	(111)
	(2,138)	1,243	1,061
State:			
Current	**94**	246	71
Deferred	**(475)**	(24)	32
	(381)	222	103
	$(2,519)	$1,465	$1,164

The Company paid $290,000, $969,000 and $1,624,000 of state and federal income taxes in 2002, 2001 and 2000.

11. Employee Benefits

The Company is a participating employer in a multi-employer defined-benefit pension plan and a 401(k) plan. The plans cover substantially all full-time employees of the Company. Since the defined-benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Pension expense for the plans totaled $215,000, $5,000, and $38,000 in 2002, 2001 and 2000, respectively.

The Company has arrangements that provide retirement and death benefits to certain officers and directors. The accrual of benefits totaled $744,000, $420,000 and $235,000 for 2002, 2001 and 2000. In connection with these and

(Table dollar amounts in thousands, except share data)

other benefits, life insurance has been purchased with the proceeds from the policies to be utilized for the payment of benefits.

The Company has entered into employment agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions. The contingent liability under these agreements is generally three times the annual salary of the officer.

Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan ("1996 Plan"), which are accounted for under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain nonincentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan extended the plan's term by five years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares.

The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31					
	2002		2001		2000	
Options	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**203,510**	**$14.37**	226,786	$14.31	255,505	$14.43
Granted	**22,000**	**14.25**	–	–	1,000	10.63
Exercised	**(9,713)**	**14.15**	–	–	(825)	9.43
Forfeited/expired	**(16,775)**	**17.81**	(23,276)	13.81	(28,894)	14.01
Outstanding at end of year	**199,022**	**14.27**	203,510	14.37	226,786	14.31
Options exercisable at year end	**187,022**	**14.27**	201,750	14.35	215,082	14.32
Weighted average fair value of options granted during the year		**1.58**		–		2.35

As of December 31, 2002, selected other information in exercise price ranges for options outstanding and exercisable is as follows:

	Outstanding			**Exercisable**	
Exercise Price Range	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number of Shares**	**Weighted Average Exercise Price**
$ 9.43 - 12.53	**64,177**	**$12.46**	**3.1 years**	**64,177**	**$12.46**
13.05 - 18.30	**134,845**	**15.13**	**4.8 years**	**122,845**	**15.22**

There were 177,442 shares under the 1996 Plan available for grant at December 31, 2002.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2002	2001
Risk-free interest rates	**3.3%**	6.4%
Dividend yields	**4.7%**	5.3%
Expected volatility factors of market price of common stock	**18.4%**	27.9%
Weighted average expected life of the options	**10 years**	8 years

The pro forma effect on net income is disclosed in Note 1.

(Table dollar amounts in thousands, except share data)

12. Shareholders' Equity

The payment of dividends by the Company depends substantially upon receipt of dividends from the Bank, which is subject to various regulatory restrictions on the payment of dividends. Under current regulations, the Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect thereof would cause the net worth of this entity to be reduced below regulatory capital requirements, or the amount required for its liquidation accounts.

In addition, without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by the Bank to pay dividends in excess of this restriction and the Company's Board of Directors has resolved not to cause the Bank to pay dividends if its Tier 1 capital would be less than 7.0% thereafter. At December 31, 2002, the shareholder's equity of the Bank was $39,590,000 and approval is required by the DFI to pay dividends to the Company.

13. Earnings (Loss) Per Share

	Year Ended December 31								
	2002			2001			2000		
	Loss	**Weighted Average Shares**	**Per Share Amount**	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic Earnings (Loss) Per Share									
Income (loss) available to common shareholders	**$(3,075)**	**3,147,301**	**$(.98)**	$3,800	3,146,616	$1.21	$3,562	3,146,451	$1.13
Effect Of Dilutive Stock Options	**–**	**–**		–	1,352		–	110	
Diluted Earnings (Loss) Per Share									
Income available to common shareholders and assumed conversions	**$(3,075)**	**3,147,301**	**$(.98)**	$3,800	3,147,968	$1.21	$3,562	3,146,561	$1.13

Options to purchase 199,022 shares of common stock at exercise prices of $9.43 to $18.30 per share were outstanding at December 31, 2002, but were not included in the computation of diluted earnings per share because the options were anti-dilutive.

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	December 31	
	2002	2001
Unrealized gains (losses) on securities available for sale	**$ 10**	$(1,160)
Reclassification for realized amount included in income	**(2,025)**	–
Other comprehensive income (loss), before tax effect	**2,035**	(1,160)
Tax expense (benefit)	**801**	(464)
Other comprehensive income (loss)	**$ 1,234**	$ (696)

(Table dollar amounts in thousands, except share data)

15. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2002 and 2001, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2002, that management believes have changed this classification.

Actual and required capital amounts and ratios for the Bank are as follows:

	December 31, 2002			
	Required For Adequate Capital(1)		**Actual Capital**	
	Ratio	**Amount**	**Ratio**	**Amount**
Total risk-based capital (1) (to risk-weighted assets)	8.0%	$23,754	13.89%	$41,255
Tier 1 capital (to risk-weighted assets)	4.0	11,877	12.61	37,455
Core capital (1) (to adjusted total assets)	3.0	14,109	7.96	37,455
Core capital (1) (to adjusted tangible assets)	2.0	9,406	7.96	37,455
Tangible capital (to adjusted total assets)	1.5	7,054	7.96	37,455

(1) *As defined by regulatory agencies*

	December 31, 2001			
	Required For Adequate Capital(1)		Actual Capital	
	Ratio	Amount	Ratio	Amount
Total risk-based capital (1) (to risk-weighted assets)	8.0%	$26,903	13.00%	$43,710
Tier 1 capital (to risk-weighted assets)	4.0	13,451	12.48	41,980
Core capital (1) (to adjusted total assets)	3.0	16,002	7.87	41,980
Core capital (1) (to adjusted tangible assets)	2.0	10,668	7.87	41,980
Tangible capital (to adjusted total assets)	1.5	8,001	7.87	41,980

(1) *As defined by regulatory agencies*

During the second quarter of 2002, the Bank entered into a memorandum of understanding (the "MOU") with the FDIC and the DFI. Among other things, the MOU required the Bank to adopt written action plans with respect to certain classified assets, revise its lending policies in accordance with examiner recommendations, require greater financial information from borrowers, establish a loan review program, document Board review of the adequacy of loan losses, formulate a plan for improving the Bank's profitability, review staffing needs with particular emphasis on loan administration, strengthen certain internal controls and audit coverage, and address other regulatory compliance issues raised in the most recent examination report by the FDIC and DFI. While the MOU is in effect, the Bank must maintain Tier 1 capital at or above 7.0% of assets.

The Company's Board of Directors has adopted resolutions providing that the Company will not cause the Bank to pay dividends if its Tier 1 capital would be less than 7.0% thereafter, that the Company will not incur additional debt without prior Federal Reserve approval and that the Company will not purchase any treasury stock. The resolutions remain in effect until the MOU is lifted.

The Company believes that the Company and the Bank have taken all actions specified in the MOU and Board resolutions within the timeframes specified. The Company does not believe the MOU or Board resolutions will materially affect the operations of the Company or the Bank. A failure to comply with either the MOU or Board resolutions could lead to the initiation of formal enforcement action by the FDIC, DFI and the Federal Reserve.

The Bank has qualified under provisions of the Internal Revenue Code that permit it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained earnings at December 31, 2002, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this

(Table dollar amounts in thousands, except share data)

portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

16. Fair Value of Financial Instruments

Fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be compared to independent markets and, further, may not be realizable in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

The following table presents the estimates of fair value of financial instruments:

	December 31			
	2002		2001	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets:				
Cash and cash equivalents	**$ 45,696**	**$ 45,696**	$ 11,801	$ 11,801
Investment securities	**58,155**	**58,155**	140,629	140,629
Loans	**304,586**	**309,792**	350,383	346,395
Interest receivable	**1,958**	**1,958**	3,263	3,263
Stock in FHLB	**6,759**	**6,759**	7,365	7,365
Cash surrender value of life insurance	**18,932**	**18,932**	18,035	18,035
Liabilities:				
Deposits	**402,187**	**403,745**	412,413	414,413
Borrowings	**6,432**	**6,897**	89,513	91,572
Interest payable	**411**	**411**	982	982
Drafts payable	**5,099**	**5,099**	6,152	6,152

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents, Stock in FHLB and Cash Surrender Value of Life Insurance: The carrying amounts reported in the consolidated balance sheets approximate those assets' fair values.

Investment Securities: Fair values are based on quoted market prices.

Loans: The fair values for loans are estimated using a discounted cash flow calculation that applies interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

Interest Receivable/Payable: The fair value of accrued interest receivable/payable approximates carrying values.

Deposits: The fair values of interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits. A core deposit intangible component in the fair value estimate is not included, and although it would be impractical from a cost-benefit standpoint to estimate that value, the Company realizes that the dollar amount could be significant.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Drafts Payable: The fair value approximates carrying value.

(Table dollar amounts in thousands, except share data)

17. Parent Company Financial Information

The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

	December 31	
Balance Sheets	**2002**	2001
Assets:		
Cash	$ –	$ 1
Advances to subsidiaries	–	1,341
Investment in the Bank	**39,590**	42,896
Investments in affiliates	**464**	371
Other assets	**360**	6
	$40,414	$44,615
Liabilities and shareholders' equity:		
Notes payable to subsidiaries	$ –	$ 243
Notes payable, other	**840**	930
Other liabilities	**534**	547
Shareholders' equity	**39,040**	42,895
	$40,414	$44,615

	Year Ended December 31		
Statements of Operations	**2002**	2001	2000
Dividends from subsidiaries	**$ 1,500**	$3,000	$2,888
Interest income	**6**	47	30
	1,506	3,047	2,918
Operating expense	**489**	594	664
Income before income tax benefit and equity in undistributed income of subsidiaries	**1,017**	2,453	2,254
Income tax benefit	**356**	511	521
	1,373	2,964	2,775
Equity in undistributed income of subsidiaries and affiliates (distributions in excess of equity in income)	**(4,448)**	836	787
Net Income (Loss)	**$(3,075)**	$3,800	$3,562

(Table dollar amounts in thousands, except share data)

	Year Ended December 31		
Statements of Cash Flows	**2002**	2001	2000
Operating Activities:			
Net income (loss)	**$(3,075)**	$3,800	$3,562
Items not requiring (providing) cash			
Equity in undistributed income of subsidiaries and affiliates	**4,448**	(866)	(787)
Other adjustments	**(368)**	210	141
Net cash provided by operating activities	**1,005**	3,144	2,916
Investing Activities:			
Advances to subsidiaries	**1,341**	484	(722)
Proceeds from sale of premises and equipment	–	–	176
Net cash provided by (used in) investing activities	**1,341**	484	(546)
Financing Activities:			
Repayment of notes payable to subsidiaries	**(243)**	(250)	(2,550)
Proceeds from other borrowings	–	–	2,500
Repayment of other borrowings	**(90)**	(1,491)	(440)
Cash dividends paid	**(2,014)**	(1,888)	(1,888)
Purchase of common stock	**(137)**	–	–
Proceeds from exercise of stock options	**137**	–	8
Net cash used in financing activities	**(2,347)**	(3,629)	(2,370)
Change in cash	**(1)**	(1)	–
Cash at beginning of year	**1**	2	2
Cash at end of year	**$ –**	$ 1	$ 2

18. Quarterly Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Total interest income	**$8,592**	**$7,476**	**$7,268**	**$6,637**
Total interest expense	**5,244**	**4,775**	**4,192**	**3,330**
Net interest income	**3,348**	**2,701**	**3,076**	**3,307**
Provision for loan losses	**1,250**	**150**	**150**	**5,750**
Net income (loss)	**(2,050)**	**600**	**786**	**(2,411)**
Basic and diluted earnings (loss) per share	**(.65)**	**.19**	**.25**	**(.77)**
Dividends declared per share	**.16**	**.16**	**.16**	**.16**
Stock price range:				
High	**16.00**	**15.10**	**14.20**	**13.25**
Low	**13.15**	**13.85**	**12.10**	**12.70**
2001				
Total interest income	$9,927	$9,237	$8,664	$9,342
Total interest expense	6,619	6,243	5,768	5,613
Net interest income	3,308	2,994	2,896	3,729
Provision for loan losses	90	90	90	90
Net income	1,053	780	751	1,216
Basic and diluted earnings per share	.33	.25	.24	.39
Dividends declared per share	.15	.15	.15	.16
Stock price range:				
High	13.00	14.01	13.75	13.80
Low	10.31	10.35	12.00	11.75

To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana

We have audited the accompanying consolidated balance sheets of Ameriana Bancorp as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 7, the Company changed its method of accounting for goodwill in 2002.

BKD, LLP

Indianapolis, Indiana
February 3, 2003

Indiana Division

Officers

Harry J. Bailey
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President and Chief Operating Officer

Bradley L. Smith
Senior Vice President - Treasurer and Chief Financial Officer

Grover F. Archer
Senior Vice President - Retail Banking

Deborah A. Bell
Senior Vice President - Information Technology

Ted R. Girton
Senior Vice President - Credit Administration

Ronald M. Holloway
Senior Vice President - Lending Services

Nancy A. Rogers
Senior Vice President - Marketing Services and Corporate Secretary

Jan F. Wright
Senior Vice President - Business Services

Jeanette K. Curless
Vice President

Raymond E. Krebs
Vice President

Gary L. Kreider
Vice President

Jane K. Moyer
Vice President

James R. Pope
Vice President

Franklin J. Schwegman
Vice President

Daniel L. Semler
Vice President

James S. Stuart
Vice President

Lynn A. Turner
Vice President

Kevin B. Umbarger
Vice President

Alan E. Williams
Vice President

Feryl L. York
Vice President

McClernand B. Crawford
Assistant Vice President

Stacy J. Darling
Assistant Vice President

Wayne A. Dimmock
Assistant Vice President

Nathan D. Francis
Assistant Vice President

G. Michael Franklin
Assistant Vice President

Nancy L. Frost
Assistant Vice President

Linda S. Maher
Assistant Vice President

Vicki L. Popplewell
Assistant Vice President

Patricia L. Spurlock
Assistant Vice President

Stephen L. Strother
Assistant Vice President

Margaret M. Swoveland
Assistant Vice President

Talene R. Welch
Assistant Vice President

Davena K. Littrell
Assistant Secretary

Ohio Division

Officers

John P. Owens
Vice President

Donna Rohdenburg Walker
Vice President

Margaret A. Havlin
Assistant Vice President

Cherrie L. Macke
Assistant Vice President

Directors

Paul W. Prior
Chairman of the Board,
Ameriana Bancorp

Harry J. Bailey
President and Chief Executive Officer,
Ameriana Bancorp

Donald C. Danielson
Vice Chairman of the Board,
City Securities Corporation

Charles M. (Kim) Drackett, Jr.
Chairman, President and General Manager,
Fairholme Farms Inc.

R. Scott Hayes
Partner,
Hayes Copenhaver Crider

Michael E. Kent
Private Investor

Ronald R. Pritzke
Partner,
Pritzke & Davis

The Directors of Ameriana Bancorp also serve as Directors of Ameriana Bank and Trust

Officers

Harry J. Bailey
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President
and Chief Operating Officer

Bradley L. Smith
Senior Vice President - Treasurer
and Chief Financial Officer

Nancy A. Rogers
Senior Vice President - Marketing Services
and Corporate Secretary

Ameriana Bank and Trust

Indiana Division

Main Office
2118 Bundy Avenue
New Castle, Indiana 47362
(765) 529-2230

Downtown Office
1311 Broad Street
New Castle, Indiana 47362
(765) 529-1500

Anderson Office
1724 East 53rd Street
Anderson, Indiana 46013
(765) 642-1726

Avon Office
99 South Dan Jones Road
Avon, Indiana 46123
(317) 272-7171

Greenfield Office
1810 North State Street
Greenfield, Indiana 46140
(317) 462-4463

Knightstown Office
22 North Jefferson Street
Knightstown, Indiana 46148
(765) 345-5131

Middletown Office
956 North Beechwood Street
Middletown, Indiana 47356
(765) 354-2275

Morristown Office
488 West Main Street
Morristown, Indiana 46161
(765) 763-6552

New Palestine Office
7435 West US 52
New Palestine, Indiana 46163
(317) 861-9400

Ohio Division

Deer Park Office
7200 Blue Ash Road
Cincinnati, Ohio 45236
(513) 791-6507

Landen Office
2906 Montgomery Road
Maineville, Ohio 45039
(513) 683-5822

Linsco/Private Ledger Brokerage Service
(a third-party vendor)

2118 Bundy Avenue
New Castle, Indiana 47362
(765) 521-4061

99 South Dan Jones Road
Avon, Indiana 46123
(317) 272-7170

1810 North State Street
Greenfield, Indiana 46140
(317) 462-4463

7435 West US 52
New Palestine, Indiana 46163
(317) 861-9400

Ameriana Insurance Agency

1908 Bundy Avenue
New Castle, Indiana 47362
(765) 529-5049

99 South Dan Jones Road
Avon, Indiana 46123
(317) 272-7177

1810 North State Street
Greenfield, Indiana 46140
(317) 467-6162

Ameriana Trust and Investment Management Services

1908 Bundy Avenue
New Castle, Indiana 47362
(765) 521-7509

Ameriana Investment Management, Incorporated

300 Delaware Avenue
Suite 2022
Wilmington, DE 19801
(302) 576-2701


EQUAL HOUSING
LENDER
Member FDIC

CORPORATE INFORMATION

Corporate Headquarters

2118 Bundy Avenue
New Castle, Indiana 47362
(765) 529-2230
www.ameriana.com

General Counsel

Hayes Copenhaver Crider
New Castle, Indiana

Special Counsel

Stradley Ronon Stevens & Young, LLP
Washington, D.C.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Accountants

BKD, LLP
Indianapolis, Indiana

Market Information

Ameriana Bancorp's common shares trade on the NASDAQ Stock Market under the symbol ASBI. As of April 4, 2003, the Company had approximately 2,100 shareholders, including beneficial owners holding shares in nominee or "street" name.

See Note 12 to Consolidated Financial Statements for restrictions on the payment of cash dividends.

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, for the year ended December 31, 2002, may be obtained without charge by writing to Mr. Harry J. Bailey, President and Chief Executive Officer, Ameriana Bancorp, 2118 Bundy Avenue, New Castle, Indiana 47362.

